

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 1, 2006

**THE DOW CHEMICAL COMPANY**
(Exact name of registrant as specified in its charter)

| Delaware | 1-3433 | 38-1285128 |
| --- | --- | --- |
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

**Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

(b) Director Retirement

   On April 1, 2006, William S. Stavropoulos retired from the Board of Directors of The Dow Chemical Company.


**SIGNATURES**

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  April 3, 2006          THE DOW CHEMICAL COMPANY


                               By: /s/ FRANK H. BROD
                                   Name:  Frank H. Brod
                                   Title: Corporate Vice
                                   President and Controller